EXHIBIT 99.1

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON MARCH 22, 2006

Notice is hereby given that the Annual Meeting of Stockholders of Sinovac Biotech Ltd. (the "Corporation") will be held concurrently in Beijing, People’s Republic of China (“PRC”) and St. John’s, Antigua, at 9:00 a.m. (UTC +8) on March 22, 2006 in Beijing at No. 39 Shangdi Xi Road, Haidian District, Beijing, PRC  100085, and at the corresponding time in Antigua at No. 6 Temple Street, St. John’s, Antigua, for the following purposes:

(1)	To approve an amendment to the Corporation’s Articles of Association to set the required number of directors at a minimum of one (1) Director and a maximum of fifteen (15) Directors;
(2)	To approve an amendment to the Corporation’s By-Laws to set the required number of directors at a minimum of one (1) Director and a maximum of fifteen (15) Directors
(3)	To approve the acts, deeds and conduct of Directors since the last Annual Meeting of Stockholders of the Corporation;
(4)	To elect six directors to serve a term of one year;
(5)	To appoint Ernst & Young LLP as the Corporation’s independent registered public accounting firm for the fiscal year ended December 31, 2005;
(6)	To review the Corporation’s Annual Report and Financial Statements; and
(7)	To transact such other business as may properly be brought before the Annual Meeting or any adjournment(s) thereof.

Information regarding the matters to be acted upon at the Annual Meeting is contained in the Proxy Statement accompanying this Notice. The Annual Meeting may be adjourned from time to time without notice other than the announcement of the adjournment at the Annual Meeting or any adjournment(s) thereof. All business for which notice is hereby given may be transacted at any such adjourned Annual Meeting.

Prior to completion of the enclosed proxy card, all stockholders are encouraged to carefully read the accompanying Proxy Statement for further information concerning the proposals that will be presented at the Annual Meeting.

Only holders of record of outstanding shares of the Corporation's Common Stock at the close of business on February 16, 2006 are entitled to notice of and to vote at the Annual Meeting or any adjournment(s) thereof. A list of stockholders entitled to vote will be made available.

All shareholders are cordially invited and encouraged to attend the Annual Meeting in person.  WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, SIGN AND DATE THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE PAID ENVELOPE.  YOU MAY, IF YOU WISH, WITHDRAW YOUR PROXY AND VOTE YOUR SHARES PERSONALLY AT THE ANNUAL MEETING.

Weidong Yin
President, CEO, Director & Secretary

Beijing, PRC
February 15, 2006

SINOVAC BIOTECH LTD.
NO. 39 SHANGDI XI ROAD, HAIDAN DISTRICT
BEIJING, P.R.C. 100085

THE ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MARCH 22, 2006

PROXY STATEMENT

This Proxy Statement is furnished to stockholders of Sinovac Biotech Ltd. (the "Corporation") in connection with the solicitation of proxies by and on behalf of the Board of Directors of the Corporation for use at the Annual Meeting of Stockholders to be held concurrently in Beijing, China and St. John’s, Antigua, at 9:00 a.m. (UTC +8) on March 22, 2006 in Beijing, China, and at the corresponding time in St. John’s, Antigua, and at any adjournment(s) thereof (the "Annual Meeting"). Commencing on or about February 22, 2006, this Proxy Statement and the enclosed proxy card is being mailed to stockholders of record of the Corporation as of February 16, 2006 (the "Record Date"). The Corporation will bear the cost of this solicitation which, in addition to mail, may include personal interviews, telephone calls or telegrams by directors, officers and regular employees of the Corporation and its affiliates.

VOTING

The stock transfer book will not be closed but only record holders of outstanding shares of the Corporation's Common Stock, par value $.001 per share (the "Common Stock"), at the close of business on the Record Date, February 16, 2006, are entitled to notice of and to vote at the Annual Meeting. As of such record date, 39,561,028 shares of Common Stock were outstanding and entitled to be voted. The holders of Common Stock are entitled to cast one vote for each share of Common Stock owned of record. Cumulative voting is not permitted with respect to any proposal to be acted upon at the Annual Meeting.

The presence in person or by proxy of the holders of shares of Common Stock entitled to cast a majority of the votes entitled to be cast at the Annual Meeting will constitute a quorum.  Broker non-votes (shares of record held by a broker for which a proxy is not given) will be treated as present to determine whether or not there is a quorum at the Annual Meeting.  If a quorum should not be present, the Annual Meeting may be adjourned from time to time until a quorum is obtained. Stockholders are urged to sign the accompanying proxy card and return it promptly.

The accompanying proxy card is designed to permit each stockholder of record at the close of business on the Record Date to vote in the election of directors as described in the Proxy Statement. The proxy card provides a space for a stockholder to vote in favor of or withhold voting for any or all nominees for the Board of Directors or to abstain from voting for any proposal if the stockholder chooses to do so.

To ensure representation at the Annual Meeting, each holder of outstanding shares of Common Stock entitled to be voted at the Annual Meeting is requested to complete, date, sign and return to the Corporation the enclosed proxy card, which requires no postage if mailed in the United States or Canada.  Stockholders are urged to sign the accompanying proxy card and return it promptly. Banking institutions, brokerage firms, custodians, trustees, nominees and fiduciaries who are record holders of Common Stock entitled to be voted at the Annual Meeting are requested to forward all proxy cards, this Proxy Statement and the accompanying materials to the beneficial owners of such shares and to seek authority as required to execute proxies with respect to such shares. Upon request, the Corporation will reimburse such record holders for their reasonable out-of-pocket forwarding expenses. The costs of this solicitation will be borne by the Corporation, including the costs of preparing, assembling and mailing the enclosed proxy card and this Proxy Statement.

If properly executed and received by the Corporation before voting at the Annual Meeting, or any adjournment(s) thereof, any proxy representing shares of Common Stock entitled to be voted at the Annual Meeting that specifies how it is to be voted will be voted accordingly. Shares as to which authority to vote has been withheld with respect to the election of any nominee for director will not be counted as a vote for such nominee and neither an abstention nor a broker non-vote will be counted as a vote for a proposal. Any properly executed proxy received that does not specify how it is to be voted on a proposal for which a specification may be made will be voted FOR such proposal or nominee at the Annual Meeting and any adjournment(s) thereof.

Each stockholder returning a proxy card to the Corporation has the right to revoke it at any time before it is voted by submitting a later dated proxy in proper form, by notifying the Secretary of the Corporation in writing (signed and dated by the stockholder) of such revocation, or by appearing at the Annual Meeting and voting the shares in person.

When a signed proxy card is returned with choices specified with respect to voting matters, the shares represented will be voted by the Proxy designated on the proxy card in accordance with the stockholder's instructions. The Corporation’s designated Proxy in Antigua & Barbuda is Mr. Septimus Rhudd, Esq., the Corporation’s resident agent. The Corporation’s designated Proxy in Beijing is Mr. Weidong Yin, the President, CEO, Director and Secretary of the Corporation. A stockholder wishing to name another person as his or her proxy may do so by crossing out the name of the designated Proxy and inserting the name(s) of such person(s) to act as his or her proxy. In that case, the stockholder must sign the proxy card and deliver it to the person(s) designated as his or her proxy and the person(s) so named must be present and vote at the Annual Meeting. Proxy cards marked to reflect such proxies should not be mailed to the Corporation.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth certain information regarding ownership of the Corporation’s Common Stock as of the Record Date, by (i) each of the Corporation’s Directors and Named Executive Officer of the Corporation, and (ii) each person known to the Corporation to own beneficially more than 5% of its Common Stock. Unless otherwise indicated, each person listed on the tables has sole voting and investment power as to the shares shown.

Directors and Named Executive Officers

The share ownership in the Corporation held directly or indirectly by the current Directors and named executive officers of the Corporation are as indicated in the table below:

Name	Office	Number of Shares (1)
Weidong Yin	President, CEO, Secretary and a Director	6,040,000
Lily Wang	CFO and a Director	5,921,321
Heping Wang	Director	2,549,300
Dr. Kim Kiat Ong	Director	19,500
Simon Anderson	Director	Nil
Hao You	Director	Nil
Zou Bin	Treasurer	Nil

Note:
(1)	These figures are as of February 15, 2006.

As a group, the directors and executive officers of the Corporation as of February 15, 2006, hold 14,530,121 shares of common stock, which is 36.7% of the total amount of issued and outstanding such shares (see the section entitled “Options” in this Proxy Statement for detailed information regarding any and all Options held by the Directors and named executive officers.)

Major Shareholders

To the knowledge of management of the Corporation, as at the Record Date, the following beneficially own directly or indirectly, or exercise control or direction, over common shares carrying 5% or more of the voting rights attached to any class of voting securities of the Corporation:

Member	Number of Common Shares	Percentage of Common Shares
Lily Wang	5,921,321	14.97%
Weidong Yin	6,040,000	15.27%

To the best of the Corporation’s knowledge, the Corporation is not owned or controlled, directly or indirectly, by another corporation or by any foreign government.

PROPOSAL NO. 1 – TO AMEND THE CORPORATION’S ARTICLES OF ASSOCIATION TO INCREASE THE MAXIMUM NUMBER OF DIRECTORS

Assuming the presence of a quorum, the proposal to approve the amendment to the Corporation’s Articles of Association requires the affirmative vote, in person or by proxy, of a majority of the outstanding shares of the Corporation’s Common Stock entitled to vote at the Annual General Meeting of Shareholders. Proxies will be voted for or against approval in accordance with the specifications marked thereon and, if no specification is made, will be voted FOR approval of the amendment to the Corporation’s Articles of Association and By-Laws to increase the number of Directors of the Corporation.

The Corporation’s Articles of Association currently read as follows:

ARTICLE IV:

The powers of the Corporation shall be exercised by the Board of Directors of the Corporation which shall be empowered to name one or more officers as President and Vice-President of the Corporation. Subject to any restrictions in the appointing resolution an act of a President shall bind the Corporation as if the said act had been approved by the Board of Directors. The Corporation shall have a minimum of one and a maximum of four directors.

At the Meeting, the Management of the Corporation intends to propose that the Corporation’s Articles of Association be amended as follows:

ARTICLE IV:

The powers of the Corporation shall be exercised by the Board of Directors of the Corporation which shall be empowered to name one or more officers as President and Vice-President of the Corporation. Subject to any restrictions in the appointing resolution an act of a President shall bind the Corporation as if the said act had been approved by the Board of Directors. The Corporation shall have a minimum of one and a maximum of fifteen directors.

At the Meeting, Management will ask the shareholders to adopt the following special resolutions, that:
  the existing Article IV of the Articles of Association of the Corporation be deleted in its entirety and the form of Article IV presented at the Meeting be adopted as Article IV of the Corporation; and
  the alterations made to the Corporation’s Articles of Association shall take effect upon deposit of this resolution into the Corporation’s Minute Book.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVING THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE CORPORATION.

PROPOSAL NO. 2 – TO AMEND THE CORPORATION’S BY-LAWS TO INCREASE THE MAXIMUM NUMBER OF DIRECTORS

Assuming the presence of a quorum, the proposal to approve the amendment to the Corporation’s By-Laws requires the affirmative vote, in person or by proxy, of a majority of the outstanding shares of the Corporation’s Common Stock entitled to vote at the Annual General Meeting of Shareholders. Proxies will be voted for or against approval in accordance with the specifications marked thereon and if no specification is made, will be voted FOR approval of the amendment to the Corporation’s Articles of Association and By-Laws to increase the number of Directors of the Corporation

Management of the Corporation intends to propose, by ordinary resolution, that the By-Laws of the Corporation be amended to set the minimum number of Directors at one and the maximum number of Directors at fifteen.

The Corporation’s By-Laws currently read as follows:

8. Directors

8.1 Number of Directors
Unless and until the Corporation in a General or Special Shareholders’ Meeting shall otherwise determine, the number of directors shall be five. Each director shall hold office unless removed as provided in these presents, until the next Annual Shareholders’ Meeting and until his successor shall have been elected.

Management of the Corporation intends to propose, by ordinary resolution, that the Corporation’s By-Laws be amended as follows:

8. Directors

8.1 Number of Directors
Unless and until the Corporation in a General or Special Shareholders’ Meeting shall otherwise determine, the minimum number of directors shall be one and the maximum number shall be fifteen. Each director shall hold office unless removed as provided in these presents, until the next Annual Shareholders’ Meeting and until his successor shall have been elected.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVING THE AMMENDMENTS TO THE CORPORATIONS BY-LAWS.

A complete copy of the Corporation’s proposed new Articles of Association and By-Laws will be available for review at the Meeting, and for a period of ten days prior thereto, at the Corporation’s records office located at 2550 – 555 West Hastings Street, Vancouver, BC  V6B 4N5.

PROPOSAL NO. 3 – APPROVE THE ACTS, DEEDS & CONDUCT OF DIRECTORS

Management of the Corporation intends to propose, by ordinary resolution, that the actions, deeds and conduct of the Directors of the Corporation be ratified and confirmed on behalf of the Corporation since the date of the last Annual General Meeting of the Corporation.

PROPOSAL NO. 4 – TO ELECT SIX DIRECTORS TO SERVE FOR A TERM OF ONE YEAR

In accordance with the Bylaws of the Corporation, the Corporation's directors are elected at each Annual Meeting of Shareholders and hold office until the next election of directors and until their successors are duly elected.  The Bylaws of the Corporation provide that the Board of Directors shall consist of one or more directors as fixed from time to time by a vote of a majority of the entire Board of Directors.  The Board of Directors currently has fixed the number of directors at six.

The affirmative vote of the holders of a majority of the combined voting power of all of the issued and outstanding shares of Common Stock voted at the Annual Meeting is required to elect each director.

Unless otherwise instructed, the Proxy holders will vote the Proxies received by them for the nominees named below.  Each of the nominees has consented to being named as a nominee and to serve as a director if elected. However, if any nominee is unable or unwilling to serve as a director at the time of the Annual Meeting, the Proxies will be voted for such other nominee(s) as shall be designated by the current Board of Directors to fill any vacancy.  The Corporation has no reason to believe that any nominee will be unable or unwilling to serve if elected as a director.

In accordance with the Corporation's Bylaws, the Board of Directors has fixed the number of directors at six for the upcoming election. The terms of all current directors, Weidong Yin, Lily Wang, Heping Wang, Dr. Kim Kiat Ong, Simon Anderson, and Hao You, expire on the date of the Annual Meeting and their successors will be elected at the Annual Meeting.

The Board of Directors has nominated Weidong Yin, Xianping Wang, Heping Wang, Cathy Mok Chup Hung, Simon Anderson, and Lo Yuk Lam, for election as directors at the Annual Meeting to serve a term of one year. THE BOARD RECOMMENDS THAT STOCKHOLDERS VOTE FOR EACH OF THESE NOMINEES.

Information regarding the nominees and the directors of the Corporation as of the Record Date is provided below. If elected, the term of each director will expire at the next annual meeting of stockholders in 2007.

Name, Municipality of Residence and Positions, if any, held with the Corporation	Principal Occupation or Employment during the Past Five Years	Director/ Officer of the Corporation Since	Number of Shares of the Corporation Beneficially Owned, Controlled or Directed(1)
Weidong Yin Beijing, P.R.C. President, CEO, Secretary and a Director of the Corporation	Businessman	President, CEO, Secretary and a Director since September 2003	6,040,000

Heping Wang Beijing, P.R.C. Director of the Corporation	Businessman	Director since September 2003	2,549,300
Xianping Wang Beijing, P.R.C. Director Nominee	Businessman	N/A	Nil
Cathy Mok Chup Hung Singapore Director Nominee	Businesswoman	N/A	Nil
Simon Anderson Vancouver, B.C., Canada Director of the Corporation	Businessman	Director since July 2004	Nil
Lo Yuk Lam Hong Kong Director Nominee	Businessman	N/A	Nil

Note:
(1)	These figures are as of February 15, 2006 and do not include shares underlying stock options which have vested or are exercisable within 60 days of February 15, 2006.

The following are brief profiles of the nominees:

>>          Mr. Weidong Yin (age 40) has been the President, CEO, Secretary and a Director of the Corporation since September 24, 2003.  Mr. Yin is also the General Manager of the Corporation’s subsidiary, Sinovac Biotech Co., Ltd.  Mr. Weidong Yin, has been dedicated to hepatitis research for over 20 years.  He is credited with developing the intellectual property that led to the development of the Corporation’s hepatitis A vaccine.  In addition, Mr. Yin has been appointed to be the principal investigator by the Chinese Ministry of Science and Technology for many key governmental R&D programs such as “Inactivated Hepatitis A vaccine R&D”, “Inactivated SARS vaccine R&D” and “New Human Influenza Vaccine (H5N1) R&D”.  He obtained his Masters degree in Business Administration from the Singapore State University.

>>          Mr. Xianping Wang (Age 47) is a director nominee and has been the President and CEO of Xinhua China Ltd. since September 2004, which is a reporting issuer and is listed on the National Association of Securities Dealers Over-the-Counter Bulletin Board having the symbol “XHUA”.  He is also President of Asia-Durable (Beijing) Investments Co., Ltd. since 2002, the President of Beijing New Fortune Investment Co., Ltd. from 1997-2002, and General Manager of Beijing Fuhua Constructions and Development Co., Ltd. from 1992-1997.  Mr. Wang has obtained two university degrees, one was an Engineer Bachelor Degree from Navy Engineering Institute, and the other one was an Economy Master Degree from Tsinghua University.  After graduation from university, Mr. Wang dedicated diversity industries, such as bio-medicine, healthy industry, construction projects, investment consultation and real estate development as well as other related industries.  Since 1993, he has participated in varied real estate investment projects in China, managing the development of Fuhua Mansion, Meihui Mansion and Jinhua Garden, including others, with a total marketable area of 600,000 square meters.

>>          Mr. Heping Wang (age 53) has been a Director of the Corporation since September 24, 2003.  Mr. Wang graduated from Beijing University of Apparatus Technology.  He has been working in real estate industry for over ten years.  Mr. Wang developed the Beijing Fuhua Mansion, which is the first European style architecture in Beijing with over 200,000 square meters.  Recently, Mr. Wang has started to invest in the biotech industry and the information technology industry.

>>          Ms. Cathy Mok Chup Hung (“Mok”) (age 48) is a director nominee and is currently the Financial Controller of Zero Spot Laundry Service Private Limited where she is responsible for the financial affairs of that company and also leads the human resource management function.  Prior to joining Zero Spot Laundry Service Private Limited, Mok had more than 28 years of banking experience.  Mok joined Bank of China, Singapore Branch in January 2002.  During that period, she lead the Internal Audit and Treasury Settlements functions.  Mok was also a member of the bank’s Assets and Liabilities Management Committee, Prevention of Money Laundering Committee and Business Continuity Management Committee.  Prior to joining Bank of China, Mok began her career with The Kwangtung Provincial Bank Singapore Branch.  During that period, she worked in the retail banking division.  Mok was also responsible for setting up the Kwangtung Provincial Bank’s Treasury Department. From 1992 to 2001, being the senior management member of the bank, she had oversight responsibilities in accounting, treasury settlements, human resource management and credit management functions.  In addition, Mok was a member of Kwangtung Provincial Bank’s Credit Committee and Prevention of Money Laundering Committee.  Mok holds a Master of Business Administration from the National University of Singapore.

>>          Mr. Simon Anderson (age 44) has been a Director of the Corporation since July 23, 2004. Mr. Anderson has been a partner and Vice President of MCSI Consulting Services Inc. from 1996 to present.  Mr. Anderson is a Chartered Accountant and from 1994 to 1996 was a partner with BDO Dunwoody, an international accounting and consulting firm, where he specialized in mergers, acquisitions and valuations.  Mr. Anderson was admitted as a member of the Institute of Chartered Accountants in British Columbia in 1986.  In addition, Mr. Anderson is a director and/or Chief Financial Officer of six other public companies.

>>          Mr. Lo Yuk Lam (age 58) is a director nominee and is presently the Vice President of PerkinElmer Life and Analytical Sciences, Pacific Rim, the Chairman of the Chinese Manufacturers’ Association of Hong Kong – Industry Technology Committee, and the Director of the Chinese Manufacturers’ Association of Hong Kong.  Professor Lo was the Chairman of the Innovation and Technology Fund (Biotechnology Projects) Vetting Committee, HKSAR, and of the Biotechnology Committee, Industry & Technology Development Council, HKSAR.  He was also the Director of the Hong Kong Applied R&D Fund Co., Ltd., HKSAR.  Prof. Lo was heavily involved in several committees of the Industry Department of the HKSAR Government.  Prof. Lo has been awarded the Honorary Fellow by the Hong Kong University of Science and Technology and the Honorary Chairman of the City University Committee of Co-operative Education Centre.  Prof. Lo has extensively served the societies of Greater China.  He is currently a Member of the Advisory Committee of the World Trade Centre Association (Hong Kong), an Adjunct Professor of the Chinese University of Hong Kong, the Special Advisor of the Hong Kong University of Science & Technology (HKUST), a Committee Member of the Biotechnology Research Institute (BRI) of HKUST, and a Member of the Advisory Committee of the City University of Hong Kong and the Hong Kong Polytechnic University.  In Mainland China, Prof. Lo is the Consultant of the Economic Bureau, Changchun, a Member of the Advisory Committee of the Shenzhen Municipal Science and Technology Bureau, the Honorary Consultant of the Beijing Medical University, the Honorary Professor of Chengdu University of TCM and the Visiting Professor of the Xiamen University China and the Shanghai Jiao Tong University.

EXECUTIVE COMPENSATION

The following compensation was paid directly to the executive officers of the Corporation during the years ended December 31, 2005, 2004 and 2003:

Summary Compensation Table Annual Compensation Long-Term Compensation
Name and Principal Position(1)	Fiscal Year End	Salary ($)	Bonus ($)	All other and annual Compensation and LTIP Payouts ($)	Securities under Options/ SARS Granted (#)	Restricted Shares or Restricted Share Units (#)
Weidong Yin (2) President, CEO, Secretary and a Director	2005 2004 2003	$46,079 $40,396 $21,420	59,553 48,780 Nil	Nil Nil Nil	Nil 500,000 575,000	Nil Nil Nil
Lily Wang (3) CFO and a Director	2005 2004 2003	$72,000 $72,000 $48,265	Nil Nil Nil	Nil Nil Nil	Nil Nil 200,000	Nil Nil Nil
Zou Bin (4) Treasurer	2005 2004	Nil $36,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil

Notes:
(1)	Refer to the disclosure found above the Summary Compensation Table hereinabove for a detailed description of the Corporation’s named executive officers.
(2)	Mr. Weidong Yin was appointed as the President, CEO and Secretary on September 24, 2003.
(3)	Ms. Lily Wang was appointed as the CFO on September 24, 2003.
(4)	Ms. Zou Bin was appointed as Treasurer on December 31, 2004.

The Corporation anticipates that compensation will be provided by the Corporation during the Corporation’s next financial year to certain of the named executive officers of the Corporation and in conjunction with certain management and administrative services to be provided to the Corporation by such named executive officers.

Long-term Incentive Plans – Awards in most recently completed Financial Year

During its most recently completed financial year the Corporation has not awarded or instituted any LTIPs in favour of its named executive officers.

STOCK OPTIONS

On November 1, 2003, the Board of Directors approved the Sinovac Biotech Ltd. 2004 Stock Option and Incentive Plan (the "Stock Option Plan"), a copy of which is attached to the Form S-8 filed with Securities and Exchange Commission on May 12, 2004, which is incorporated herein by reference. The Stock Option Plan allows for the granting of stock options to eligible directors, officers, employees, consultants and advisors. The Corporation has adopted the fair value method of accounting for stock-based compensation recommended by of Statement of

Financial Accounting Standards No. 123R (SFAS 123R), "Accounting for Stock-based Compensation". Accordingly, the Corporation has recognized compensation expense for stock options granted.

The maximum aggregate number of shares which may be optioned and sold or otherwise awarded under the Stock Option Plan is five million (5,000,000) common shares. Any common shares available for grants and awards at the end of any calendar year shall be carried over and shall be available for grants and awards in the subsequent calendar year. The terms of each option grant to eligible persons are to be determined by the Board of Directors at the time of grant.

Options/SAR Grants to officers and directors

As of February 15, 2006, the Corporation had granted the following options to purchase common stock of the Corporation to the named executives as follows:

Name of Optionee	Position	Number Of Optioned Shares	Exercise Price	Date Granted	Expiration Date
Weidong Yin	Director	300,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Lily Wang	Director	200,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Heping Wang	Director	200,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
K.K. Ong	Director	200,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Weidong Yin	Director	275,000	$1.31	Nov. 13, 2003	Nov. 13, 2008
Weidong Yin	Director	500,000(1)	$4.55	Apr. 14, 2004	Apr. 14, 2009
Heping Wang	Director	400,000(1)	$4.55	Apr. 14, 2004	Apr. 14, 2009
Hao You	Director	100,000	$3.20	Nov. 4, 2005	Nov. 4, 2010
Simon Anderson	Director	150,000	$3.20	Nov. 4, 2005	Nov. 4, 2010

Notes:
(1)	The option holder and the Corporation mutually agreed to cancel such stock options on June 17, 2005.

PROPOSAL NO. 5 - APPOINTMENT OF ERNST & YOUNG LLP, CHARTERED ACCOUNTANTS, AS THE CORPORATION'S INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The Audit Committee of the Board of Directors has recommended the appointment of Ernst & Young LLP, Chartered Accountants, as the independent accountants for the Corporation’s fiscal year ending December 31, 2005, subject to Shareholder approval.  On July 23, 2004, the Board of Directors appointed an Audit Committee, consisting of Messrs. Simon Anderson, Dr. Kim Kiat Ong and Hao You.  After the Annual Meeting, the new Board of Directors intends to appoint a new Audit Committee consisting of Messrs. Simon Anderson, Lo Yuk Lam and Ms. Cathy Mok Chup Hung.  Ernst & Young LLP, Chartered Accountants will have unrestricted access to the Audit Committee to discuss audit findings and other financial matters.  Representatives of Ernst & Young LLP, Chartered Accountants are not expected to be present at the Annual Meeting.

Change in Certifying Accountant

The Corporation’s certifying accountant was Moore Stephen Ellis Foster Ltd., which is associated with the first Ellis Foster, Chartered Accountants. On May 3, 2005, Ellis Foster, Chartered Accountants, entered into a transaction with Ernst & Young LLP (Canada) under which certain assets of Ellis Foster were sold to Ernst & Young LLP and the professional staff and partners of Ellis Foster joined Ernst & Young LLP either as employees or partners of Ernst & Young LLP and carried on their practice as members of Ernst & Young LLP.  Moore Stephens Ellis Foster Ltd. will complete any previous audit engagement, but Ernst & Young LLP is now to be recognized as the Corporation’s auditor on a going-forward basis.

Audit Fees

The aggregate fees billed for the last two fiscal years for professional services rendered by the independent registered public accountant for the audit of the Corporation’s annual financial statements and review of financial statements included in the Corporation’s Form 20-Fs or services that are normally provided by the accountant in connection with statutory and regulatory engagements for those fiscal years was:

2004 – $77,800 - Moore Stephens Ellis Foster Ltd.
2003 – $68,850 - Moore Stephens Ellis Foster Ltd.

Audit - Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance and related services by the independent registered public accountants that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported in the preceding paragraph:

2004 – $25,950 – Moore Stephens Ellis Foster Ltd.
2003 – $22,295 – Moore Stephens Ellis Foster Ltd.

Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning was:

2004 – Nil – Moore Stephens Ellis Foster Ltd.
2003 – Nil – Moore Stephens Ellis Foster Ltd.

All Other Fees

The aggregate fees billed in each of the last two fiscal years for the products and services provided by the principal accountant, other than the services reported in paragraphs (1), (2), and (3) was:

2004 – Nil – Moore Stephens Ellis Foster Ltd.
2003 – Nil – Moore Stephens Ellis Foster Ltd.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPOINTING ERNST & YOUNG LLP, CHARTERED ACCOUNTANTS AS THE CORPORATION'S INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR 2005.

PROPOSAL NO. 6 - TRANSACT SUCH OTHER BUSINESS AS MAY BE BROUGHT BEFORE THE MEETING

The Board of Directors knows of no other business that will be presented for consideration at the Annual Meeting other than what has been described above.  However, if any other matters are properly presented at the Annual Meeting, it is the intention of the person named in the accompanying proxy to vote, or otherwise act, in accordance with their judgment is such matters.

ANNUAL REPORT AND SEMI-ANNUAL REPORT

Our Annual Report on Form 20-F for the fiscal year ended December 31, 2004, which was filed with the Securities and Exchange Commission via EDGAR on Mary 27, 2005, and as amended on September 1, 2005, September 21, 2005, November 29, 2005 and December 30, 2005, and our semi-annual report on Form 6-K, which was filed with the Securities and Exchange Commission via EDGAR on January 10, 2006, will be made available to the shareholders without charge upon written request to the Corporation’s records office located at 2550 – 555 W. Hastings St., Vancouver, B.C., Canada  V6B 4N5, attention: Michael Shannon, Esq.

In addition, copies of the Annual Report, as amended, and the semi-annual report may be obtained from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549.  Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms.  Furthermore, the Securities and Exchange Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and information regarding registrants that file electronically with the Commission.  Our Annual Report, as amended, and semi-annual report and the referenced exhibits can also be found on this site.

The above mentioned Annual Report, as amended, and semi-annual report are incorporated herein by reference.

SHAREHOLDER PROPOSALS FOR 2007 ANNUAL MEETING

Stockholders interested in submitting a proposal for inclusion in the proxy statement and proxy card relating to the 2007 Annual Meeting of Shareholders may do so by following the procedures in Rule 14a-8 under the Securities Exchange Act of 1934.  To be eligible for inclusion, stockholder proposals must be received at the Corporation’s executive offices located at No. 39 Shangdi Xi Road, Haidan District, Beijing, P.R.C  100085, addressed to the attention of the President, no later than October 31, 2006.

MATERIALS INCORPORATED BY REFERENCE

The following materials have been incorporated by reference into this Proxy Statement:
  Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on May 27, 2005, as amended;
  Semi-annual financial statements on Form 6-K, which was filed with the Securities and Exchange Commission on January 10, 2006; and
  The Sinovac Stock Option Plan attached as Exhibit 99.1 to the Form S-8, which was filed with the Securities and Exchange Commission on May 12, 2004.

SHAREHOLDERS ARE URGED TO COMPLETE, SIGN, DATE AND RETURN PROMPTLY THE ACCOMPANYING PROXY IN THE ENCLOSED ENVELOPE.

BY ORDER OF THE BOARD OF DIRECTORS